Exhibit 99.1

HEADHUNTER GROUP PLC Godovikova str. 9, bldg. 10, 129085, Moscow Russia
Tel: +7 495 974 64 27 Email: office@headhunter-group.com

NOTICE FOR THE CONVOCATION

OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF HEADHUNTER GROUP PLC

Distributed electronically to:

The Shareholders:

Highworld Investments Limited

ELQ Investors VIII Limited

JPMorgan Chase Bank N.V.

Intertrea Nominees Limited

Fidutrust Management Limited

Best Nominees Limited

Interdilea Nominees Limited

Confiserve Nominees Limited

The Auditors:

JSC KPMG

Papakyriakou & Partners Limited

September 12, 2019

NOTICE IS GIVEN to inform that HEADHUNTER GROUP PLC (the Company) will convene and hold its 2019 Annual General Meeting (the Meeting) on October 24, 2019 at 10:00 a.m. (Moscow time) at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

1.	APPROVAL OF THE COMPANY’S AUDITED CONSOLIDATED AND STANDALONE FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT THEREIN FOR THE YEAR ENDED DECEMBER 31, 2018

The Board of Directors of the Company (the Board) has considered, approved and recommends to the Meeting to consider and adopt the: (i) audited consolidated financial statements of the Company for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB), (ii) audited consolidated financial statements of the Company for the year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Companies Law, Cap. 113 of the Republic of Cyprus, including the Management Report therein, and (iii) audited standalone financial statements of the Company for the year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Companies Law, Cap. 113 of the Republic of Cyprus, including the Management Report therein, together with the Auditors’ reports thereon.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To adopt (i) the audited consolidated financial statements of the Company for the year ended December 31, 2018, prepared in accordance with IFRS as issued by the IASB, (ii) audited consolidated financial statements of the Company for the year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Companies Law, Cap. 113 of the Republic of Cyprus, including the Management Report therein, and (iii) audited standalone financial statements of the Company for the year ended December 31, 2018, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Companies Law, Cap. 113 of the Republic of Cyprus, including the Management Report therein, together with the Auditors’ reports thereon and to authorize the Directors of the Company to proceed with filing of respective annual returns for 2019 with the Department of Registrar of Companies and Official Receiver, if required.

2.	APPOINTMENT OF THE COMPANY’S AUDITORS

On the recommendation of the Audit Committee, the Board recommends to the Meeting to re-appoint KPMG International represented by KPMG JSC, an independent registered public accounting firm in Russia, and Papakyriacou & Partners Ltd, an independent registered public accounting firm in Cyprus, as the Company’s auditors (the Auditors) in accordance with the provisions of Section 153 of the Companies Law Cap 113 to hold office from the conclusion of this Meeting until the conclusion of the next annual general meeting, when they shall be eligible for re-appointment, and to authorise the Board to fix the Auditors’ remuneration at its own discretion.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To approve the re-appointment of KPMG International represented by KPMG JSC, an independent registered public accounting firm in Russia, and Papakyriacou & Partners Ltd, an independent registered public accounting firm in Cyprus, as the Auditors in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of this Meeting until the conclusion of the next annual general meeting, when they shall be eligible for re-appointment, and to authorise the Board to fix the Auditors’ remuneration at its own discretion.

3.	ELECTION OF DIRECTORS

According to Regulation 90 of the Company’s Articles of Association, any Directors appointed by the Board shall hold office until the next following annual general meeting, and shall then be eligible for re-election. On the recommendation of the Nominating and Corporate Governance Committee, the Board recommends to the Meeting to re-elect Messrs Dmitri Krukov, Morten Heuing, Terje Seljiseth, Martin Cocker, Ion Dagtoglou, Thomas Otter, Maxim Melnikov and Evgeny Zelenskiy as non-executive Directors and Mr. Mikhail Zhukov as executive Director of the Company.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To re-elect Messrs Dmitri Krukov, Morten Heuing, Terje Seljiseth, Martin Cocker, Ion Dagtoglou, Thomas Otter, Maxim Melnikov and Evgeny Zelenskiy as non-executive Directors and Mr. Mikhail Zhukov as executive Director of the Company.

4.	APPROVAL OF DIRECTORS REMUNERATION

On the recommendation of the Compensation Committee, the Board recommends to the Meeting to approve the remuneration of the Directors consisting of (i) an annual fee of US$30,000 (thirty thousand US dollars) for participation in the Board meetings; (ii) an additional annual fee of US$20,000 (twenty thousand US dollars) for chairing meetings of the Board committee(s) and US$10,000 (ten thousand US dollars) for serving as the Board committee(s) member that such Director may be appointed to, and (iii) an annual grant, at no cost to the Director, of such number of shares in the Company as is equal to a market value of US$30,000 (thirty thousand US dollars), based on the closing price of such shares as at the end of the trading day immediately preceding the date of the annual grant, which shall be issued and transferred to the Director upon the expiration of a three year lock-up period following the date of the relevant grant.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To approve the remuneration of the Directors consisting of (i) an annual fee of US$30,000 (thirty thousand US dollars) for participation in the Board meetings; (ii) an additional annual fee of US$20,000 (twenty thousand US dollars) for chairing meetings of the Board committee(s) and US$10,000 (ten thousand US dollars) for serving as the Board committee(s) member that such Director may be appointed to, and (iii) an annual grant, at no cost to the Director, of such number of shares in the Company as is equal to a market value of US$30,000 (thirty thousand US dollars), based on the closing price of such shares as at the end of the trading day immediately preceding the date of the annual grant, which shall be issued and transferred to the Director upon the expiration of a three year lock-up period following the date of the relevant grant.

5.	APPROVAL OF INCREASE OF THE AUTHORISED SHARE CAPITAL OF THE COMPANY

Due to the fact that the authorized share capital of the Company is fully issued, the Board recommends the Meeting to approve, by an Ordinary Resolution, the increase of the authorized share capital of the Company from EUR 100,000 (one hundred thousand Euro) divided into 50,000,000 (fifty million) ordinary shares of EUR 0.002 each to EUR 120,000 (one hundred twenty thousand Euro) divided into 60,000,000 (sixty million) ordinary shares of EUR 0.002 each by the creation of 10,000,000 (ten million) ordinary shares of EUR 0.002 each.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To approve increase of the authorized share capital of the Company from EUR 100,000 (one hundred thousand Euro) divided into 50,000,000 (fifty million) ordinary shares of EUR 0.002 each to EUR 120,000 (one hundred twenty thousand Euro) divided into 60,000,000 (sixty million) ordinary shares of EUR 0.002 each by the creation of 10,000,000 (ten million) ordinary shares of EUR 0.002 each.

RECORD DATE:

Only the holders of ordinary shares of the Company whose name is registered in the Register of Members of the Company on the end of business as of September 12, 2019 are entitled to attend and vote at the Meeting either personally or by proxy, and such proxy need not be a shareholder of the Company.

For determination of holders of the American Depositary Shares of the Company (the ADSs) who shall be entitled to receive this notice of the Meeting along with any supporting materials and give instructions for the exercise of any voting rights, the record date is set as September 12, 2019.

PROXY:

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer, and shall be made in the form as attached hereto or a form as near thereto as circumstances admit.

Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia, and a copy of such instrument of proxy shall be delivered to the Company:

(a) by electronic mail, to office@headhunter-group.com, OR

(b) by facsimile, to +7 495 788 68 70,

The cut-off time to provide proxies is 10:00 a.m. (Moscow time) on October 23, 2019. Proxies submitted thereafter will not be considered.

VOTING:

According to Regulation 61 of the Company’s Articles of Association, every shareholder present in person or by proxy shall have one (1) vote, and on a poll, every shareholder shall have one (1) vote for each share or ADS of which he is the holder.

The ADSs holders, who are entitled to receive notice of the Meeting and vote thereon, shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated May 8, 2019, of which a copy is available for no charge at:

https://www.sec.gov/Archives/edgar/data/1721181/000119312519119520/d734362dex41.htm

MATERIALS:

Copies of materials related to the Meeting, including this notice of the Meeting, forms of instruments appointing proxy, and copies of audited financial statements for 2018 are available for no charge as follows:

•	in electronic form on the Company’s website: https://investor.hh.ru/governance/annual-general-meetings;

•	in hard copy at the Company’s headquarters: bldg. 10, Godovikova str. 9, 129085, Moscow, Russia;

•	copies of the financial statements will be provided by the Company or the Depositary upon request.

To be distributed electronically.

Yours faithfully,

BY THE ORDER OF THE BOARD

Christina Tyllirou

on behalf of

TOP SECRETARIAL LIMITED

SECRETARY OF HEADHUNTER GROUP PLC

FORM OF INSTRUMENT APPOINTING A PROXY TO EXERCISE DISCRETION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), hereby appoint (Insert Full Name of Proxy)                                                                                                (passport No.                    , residing at                                                              ) (the Proxy), as my/our proxy to vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the at the Annual General Meeting of the Company, to be held on 24th day of October, 2019, and at any adjournment thereof, at his/her own discretion as the Proxy may deem appropriate and to request voting on a poll if the Proxy deems it appropriate.

Signed this          day of                     , 2019.

Signature:

Name of Shareholder:

(To be stamped with the corporate seal, if any)

FORM OF INSTRUMENT APPOINTING A PROXY TO VOTE BY INSTRUCTION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), holding (Insert Number of Shares Held by the Shareholder) of shares in the Company, hereby appoint (Insert Full Name of Proxy)                                                                       (passport No.                    , residing at                                                              ) (the Proxy), as my/our proxy to attend and vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the Annual General Meeting of the Company to be held on 24th day of October, 2019, and at any adjournment thereof (the Meeting) in accordance with instructions as set out below:

No	ITEM OF AGENDA	FOR	AGAINST	ABSTAIN
1.	Approval of the Company’s Audited Consolidated and Standalone Financial Statements including the Management Report therein for the year ended December 31, 2018.

2.	Appointment of the Company’s Auditors.

3.	Election of Directors.

4.	Approval of Directors’ remuneration.

5.	Approval of increase of the authorized share capital of the Company.

By this instrument the Proxy is empowered and authorized to choose the chairman of the Meeting and request a poll, if the Proxy thinks fit.

Signed this          day of                     , 2019.

Signature:

Name of Shareholder:

(To be stamped with the corporate seal, if any)